Exhibit 99.1

NewBridge Bancorp (NASDAQ: NBBC) Reports Solid Third Quarter 2015 Results

Greensboro, NC., October 22, 2015 --

Shareholder Value

•	As previously announced, on October 12, 2015 NewBridge Bancorp (the “Company” or “NewBridge”) entered into a definitive merger agreement with Yadkin Financial Corporation (NYSE: YDKN), pursuant to which Yadkin will acquire NewBridge. The transaction is expected to close early in the second quarter of 2016.

•	Tangible book value per share increased $0.16 from the prior quarter to $5.95 as of September 30, 2015.

•	A quarterly cash dividend of $0.015 was paid on October 15, 2015.

Third Quarter 2015 Highlights

•	Net income totaled $5.57 million or $0.14 per diluted share.

•	Operating net income grew 11% to $5.64 million from same quarter last year.

•	Organic loan growth totaled $21 million for the quarter and $144 million for the year to date period.

•	Annualized organic loan growth totaled 4% for the quarter and 11% for the year to date period.

•	Core deposits increased $44 million for the quarter and $121 million for the year to date period.

•	Annualized organic core deposit growth totaled 12% for the quarter and 13% for the year to date period.

•	Demand deposits equaled 19% of total deposits.

•	Nonperforming loans were 0.37% of loans held for investment and annualized net chargeoffs for the quarter were 0.00%.

The Company today reported earnings for the three month period ended September 30, 2015. Net income available to common shareholders totaled $5.57 million, or $0.14 per diluted share, compared to $5.1 million, or $0.14 per diluted share, for the quarter ended September 30, 2014. For the nine months ended September 30, 2015, net income available to common shareholders totaled $15.3 million, or $0.39 per diluted share, compared to $9.4 million, or $0.27 per diluted share, for the prior year period. For the three and nine months ended September 30, merger expenses were $106,000 and $2.5 million for 2015, compared to $10,000 and $4.9 million for 2014. Per share data for 2015 are impacted by the 1.735 million shares issued in the Premier Commercial Bank acquisition.

Pressley A. Ridgill, President and CEO, commented: “Our third quarter results continue to display solid business fundamentals. We are excited about the previously announced merger with Yadkin Financial and continue to believe Yadkin is the ideal partner for our Company. Both of our companies are deeply committed to our communities, and we believe this merger will allow us to provide quality banking services to our clients, a rewarding workplace for our employees and compelling shareholder value.”

Net Interest Income

Net interest income increased to $22.9 million for the third quarter of 2015, from $20.5 million for the quarter ending September 30, 2014, and $22.8 million for the quarter ending June 30, 2015. The increases were primarily due to loan growth, while the comparison to 2014 also reflects the effect of the Premier Commercial Bank acquisition in the first quarter of 2015. Total average interest-earning assets grew to $2.57 billion for the quarter ending September 30, 2015 from $2.23 billion for the third quarter of 2014.

For the third quarter of 2015, the net interest margin was 3.55%, compared to 3.64% for the second quarter of 2015 and 3.66% for the third quarter of 2014. The Company's net interest margin reflected continuing pressure due to the low-interest rate environment and the increasingly variable rate composition of its organic loan growth. Variable LIBOR based commercial credits which reprice rapidly in a rising interest rate environment have increased $131.6 million for the year.

Noninterest Income

Total noninterest income was $4.3 million for the quarter compared to $4.1 million for same period a year ago. Wealth management services income was $749,000 for both the third and second quarters of 2015 and $719,000 for the third quarter of 2014. Due primarily to market conditions, mortgage banking revenue declined to $460,000 for the third quarter of 2015 from $511,000 for the second quarter of 2015. Mortgage banking revenue was $283,000 for the third quarter of 2014.

Noninterest Expense

Total noninterest expense was $18.8 million for the third quarter of 2015, compared to $18.4 million for the second quarter of 2015. The quarter-over-quarter increase was due to a $916,000 increase in personnel expense primarily related to elevated medical expense of $359,000 and a lower level of loan cost deferral of $474,000 driven by a lower level of loan production. Noninterest expense was $16.6 million for the third quarter of 2014. Excluding acquisition-related charges, noninterest expense increased 13% for the quarter, reflecting the Company’s growth and investments supporting a larger and more geographically diverse operation.

Balance Sheet

As of September 30, 2015, total assets were $2.77 billion, compared to $2.78 billion as of June 30, 2015, and $2.44 billion as of September 30, 2014. During the third quarter of 2015, total loan growth of $21.0 million was offset by a modest decrease in investment securities as funds from maturing securities were primarily used to partially fund loan growth. While annualized organic loan growth slowed to 4% for the quarter versus 11% for the year, the composition of the loan portfolio changed. Commercial and industrial loans and construction loans increased $53.0 million for the quarter, but were offset by a $23.7 million decline in commercial real estate and a $24.6 million decline in residential loans. Total deposits were $2.00 billion at September 30, 2015, up $6.6 million from June 30, 2015. Total core deposits, however, grew $43.7 million, or 12.0% (annualized) including $14.1 million of noninterest bearing demand deposit growth. For the year to date, demand deposits increased $57.8 million and now represent 19% of total deposits. Core transaction, savings, and money market accounts were 75% of the Company’s deposits and totaled $1.49 billion at September 30, 2015.

Asset Quality

Asset quality remained excellent. Total nonperforming assets declined to $9.2 million at September 30, 2015 from $11.4 million a year earlier. The percentage of nonperforming assets to total assets was 0.33% at September 30, 2015, compared to 0.47% at September 30, 2014. Total nonperforming loans declined to $7.4 million at September 30, 2015, or 0.37% of loans held for investment, from $7.8 million, or 0.45% of loans held for investment at September 30, 2014, but was up from $5.7 million, or 0.28% of loans held for investment at June 30, 2015.

A net recovery of $9,000 was recorded for the third quarter of 2015 compared to net chargeoffs of $532,000 for the third quarter of 2014. The Company’s allowance for credit losses to total loans held for investment excluding acquired loans was 1.20%, slightly down from the second quarter of 2015, and in line with a consistent quarterly decline since March 31, 2014. The ratio of the allowance for credit losses to nonperforming loans was 286% at September 30, 2015, down from 287% at September 30, 2014 and 375% at June 30, 2015.

About NewBridge Bancorp

NewBridge Bancorp (NASDAQ: NBBC) is the holding company for NewBridge Bank, a $2.8 billion community focused bank headquartered in Greensboro, North Carolina.  Through 42 branches, NewBridge Bank provides a comprehensive array of personal financial solutions including banking, lending, and wealth management services. The Bank’s commercial teams provide customized lending services, including SBA loans, along with sophisticated deposit and treasury management solutions to small businesses and middle market corporations. With continuous operations dating back to 1910 in the Piedmont Triad Region of North Carolina (Greensboro-Winston-Salem-High Point), NewBridge Bank’s served markets have expanded to also include Charlotte-Gastonia-Concord, Raleigh-Durham-Chapel Hill, and Wilmington in North Carolina, and Greenville-Spartanburg and Charleston in South Carolina. To make NewBridge Bank your preferred financial partner, please visit us in our offices or online at www.newbridgebank.com.

Disclosures About Forward Looking Statements

The discussions included in this document and its exhibits may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933.  Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially.  For the purposes of these discussions, any statements that are not statements of historical fact may be deemed to be forward looking statements.  Such statements are often characterized by the use of qualifying words such as "expects," "anticipates," "believes," "estimates," "plans," "projects," or other statements concerning opinions or judgments of NewBridge and its management about future events.  The accuracy of such forward looking statements could be affected by factors including, but not limited to: the ability to obtain regulatory approvals and meet other closing conditions to the proposed merger, including approval by Yadkin and NewBridge shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Yadkin and NewBridge businesses or fully realizing cost savings and other benefits; business disruption following the proposed merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; client borrowing, repayment, investment and deposit practices; client disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the reaction to the transaction of the companies’ clients, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. These forward looking statements express management's current expectations, plans or forecasts of future events, results and condition, including financial and other estimates and expectations regarding recently completed or proposed acquisitions and the general business strategy of engaging in bank acquisitions. Additional factors that could cause actual results to differ materially from those anticipated by forward looking statements are discussed in NewBridge's filings with the Securities and Exchange Commission (“SEC”), including without limitation its annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.  NewBridge undertakes no obligation to revise or update these statements following the date of this press release.

Additional Information About the Proposed Transaction and Where to Find It

This communication is being made in respect of the proposed transaction involving Yadkin and NewBridge. This material is not a solicitation of any vote or approval of the Yadkin or NewBridge shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which Yadkin and NewBridge may send to their respective shareholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, Yadkin intends to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Yadkin and NewBridge and a prospectus of Yadkin, as well as other relevant documents concerning the proposed transaction. Investors and security holders are also urged to carefully review and consider each of Yadkin’s and NewBridge’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. Both NewBridge and Yadkin will mail the joint proxy statement/prospectus to their respective shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF YADKIN AND NEWBRIDGE ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Yadkin and NewBridge at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Yadkin’s website at www.yadkinbank.com, or at NewBridge’s website at www.newbridgebank.com.

Yadkin, NewBridge and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Yadkin and NewBridge’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Yadkin and their ownership of Yadkin common stock is set forth in the proxy statement for Yadkin’s 2015 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 10, 2015. Information about the directors and executive officers of NewBridge and their ownership of NewBridge’s common stock is set forth in the proxy statement for NewBridge’s 2015 Annual Meeting of Shareholders, as filed with the SEC on a Schedule 14A on April 2, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. release.

Investors may contact:
Ramsey Hamadi, Chief Financial Officer	336-369-0975
Richard Cobb, Controller & Chief Accounting Officer	336-369-0914

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Income Statement Data

(Dollars in thousands, except share data)
Interest income:
Loans	$20,940	$18,456	$60,956	$52,073
Investment securities	4,325	3,884	13,065	10,413
Other	33	39	111	80
Total interest income	25,298	22,379	74,132	62,566
Interest expense:
Deposits	1,379	1,033	3,843	2,940
Borrowings from the FHLB	315	205	853	571
Other	671	665	1,986	1,688
Total interest expense	2,365	1,903	6,682	5,199
Net interest income	22,933	20,476	67,450	57,367
Provision for credit losses	-	89	120	833
Net interest income after provision for credit losses	22,933	20,387	67,330	56,534
Noninterest income:
Retail banking	2,304	2,657	6,703	7,909
Mortgage banking services	460	283	1,327	653
Wealth management services	749	719	2,250	2,148
Gain on sale of investment securities	-	-	-	-
Bank-owned life insurance	543	292	1,772	1,069
Other	233	153	1,459	857
Total noninterest income	4,289	4,104	13,511	12,636
Noninterest expense:
Personnel	10,640	8,685	30,434	26,671
Occupancy	1,444	1,265	4,183	3,692
Furniture and equipment	1,008	948	2,989	2,803
Technology and data processing	1,334	1,209	3,845	3,499
Legal and professional	681	715	2,695	2,178
FDIC insurance	377	407	1,241	1,220
Other real estate owned	102	158	498	494
Acquisition related expenses	106	10	2,534	4,910
Other	3,096	3,191	8,906	8,631
Total noninterest expense	18,788	16,588	57,325	54,098
Income before income taxes	8,434	7,903	23,516	15,072
Income tax expense	2,862	2,804	8,173	5,361
Net income	5,572	5,099	15,343	9,711
Dividends on preferred stock	-	-	-	(337)
Net income available to common shareholders	$5,572	$5,099	$15,343	$9,374
Net income per share - basic	$0.14	$0.14	$0.40	$0.27
Net income per share - diluted	$0.14	$0.14	$0.39	$0.27
Cash dividends declared per share	$0.015	$-	$0.045	$-

FINANCIAL SUMMARY

	2015				2014
	Third	Second	First		Fourth	Third
	Quarter	Quarter	Quarter		Quarter	Quarter
Period-End Balance Sheet

(Dollars in thousands)
Assets
Loans held for sale	$10,562	$15,100	$11,739		$6,181	$3,303
Commercial loans	1,040,504	1,039,540	1,011,386		928,761	839,696
Real estate - construction loans	227,016	192,142	189,792		168,109	157,841
Real estate - mortgage loans	724,692	731,413	712,220		672,574	689,356
Consumer loans	24,556	24,637	25,576		26,164	26,794
Other loans	8,387	16,471	9,058		8,798	7,277
Total loans held for investment	2,025,155	2,004,203	1,948,032		1,804,406	1,720,964
Allowance for credit losses	(21,323)	(21,314)	(21,878)		(22,112)	(22,501)
Net loans held for investment	2,003,832	1,982,889	1,926,154	(1)	1,782,294	1,698,463
Investment securities	513,106	531,021	536,083		496,798	496,914
Other earning assets	15,187	18,028	23,911		17,131	19,076
Goodwill	24,716	24,716	24,716		22,063	22,063
Core deposit intangible	4,215	4,677	5,148		4,616	5,040
Other non-earning assets	200,826	202,254	207,292		191,149	197,891
Total Assets	$2,772,444	$2,778,685	$2,735,043		$2,520,232	$2,442,750

Liabilities and Shareholders' Equity
Noninterest-bearing deposits	$377,175	$363,036	$360,378		$319,327	$310,441
Savings deposits	69,234	69,364	69,510		67,639	66,521
NOW accounts	569,570	548,109	543,149		509,450	499,184
Money market accounts	478,380	470,186	473,671		386,733	405,369
Time deposits	507,058	544,115	580,077		549,415	543,619
Total deposits	2,001,417	1,994,810	2,026,785	(2)	1,832,564	1,825,134
Total borrowings	491,274	509,074	435,454		438,474	373,974
Other liabilities	18,347	19,184	21,591		17,839	15,211
Shareholders' equity (all common)	261,406	255,617	251,213		231,355	228,431
Total Liabilities and Shareholders' Equity	$2,772,444	$2,778,685	$2,735,043		$2,520,232	$2,442,750

(1)	Includes $93.0 million from Premier Commercial Bank acquisition.
(2)	Includes $125.2 million from Premier Commercial Bank acquisition.

COMMON STOCK DATA

	2015			2014
	Third	Second	First	Fourth	Third
	Quarter	Quarter	Quarter	Quarter	Quarter

Market value:
End of period	$8.53	$8.93	$8.92	$8.71	$7.59
High	8.99	9.17	9.18	8.98	8.46
Low	7.82	7.48	7.78	7.34	7.20
Book value	6.69	6.54	6.44	6.22	6.14
Tangible book value	5.95	5.79	5.68	5.50	5.41
Average shares outstanding	39,076,883	39,046,498	37,844,273	37,195,303	37,166,736
Average diluted shares outstanding	39,537,027	39,496,122	38,333,841	37,655,766	37,576,669
Class A shares at end of period	37,353,883	35,890,135	35,815,135	34,008,795	34,007,093
Class B shares at end of period	1,723,000	3,186,748	3,186,748	3,186,748	3,186,748

ASSET QUALITY DATA

	2015			2014
	Third	Second	First	Fourth	Third
	Quarter	Quarter	Quarter	Quarter	Quarter
(Dollars in thousands)
Loans identified as impaired	$5,216	$3,648	$3,701	$4,227	$3,947
Other nonperforming loans	2,229	2,035	2,240	2,985	3,882
Total nonperforming loans	7,445	5,683	5,941	7,212	7,829
Other real estate owned	1,788	2,142	2,484	3,057	3,585
Total nonperforming assets	$9,233	$7,825	$8,425	$10,269	$11,414

Net chargeoffs	$(9)	$580	$338	$439	$532
Allowance for credit losses	21,323	21,314	21,878	22,112	22,501
Allowance for credit losses to loans held for investment	1.05%	1.06%	1.12%	1.23%	1.31%
Allowance for credit losses to loans held for investment
excluding acquired loans	1.20	1.23	1.35	1.43	1.61
Nonperforming loans to loans held for investment	0.37	0.28	0.30	0.40	0.45
Nonperforming assets to total assets	0.33	0.28	0.31	0.41	0.47
Nonperforming loans to total assets	0.27	0.20	0.22	0.29	0.32
Net chargeoff percentage (annualized)	(0.00)	0.12	0.07	0.10	0.12
Allowance for credit losses to nonperforming loans	286.41	375.05	368.25	306.60	287.41

Allowance for credit losses rollforward	Three Months Ended September 30			Nine Months Ended September 30
	2015	2014		2015	2014

Beginning balance	$21,314	$22,944		$22,112	$24,550
Chargeoffs	553	2,083		2,673	6,064
Recoveries	562	1,551		1,764	3,182
Net chargeoffs	(9)	532		909	2,882
Provision for credit losses	-	89		120	833
Ending balance	$21,323	$22,501		$21,323	$22,501

INVESTMENT PORTFOLIO

(Dollars in thousands)	As of September 30, 2015
	Amortized	Gross	Gross	Estimated	Average		Average
	Cost	Unrealized Gain	Unrealized Loss	Fair Value	Yield (%)		Duration (years)

Debt Securities(1)
Available for sale debt securities	$332,473	$7,831	$(787)	$339,517	3.46	(2)	3.11
Held to maturity debt securities	138,421	2,309	(82)	140,648	3.21	(2)	5.00
Total debt securities	470,894	10,140	(869)	480,165	3.39	(2)	3.67

Equity Securities(1)
Available for sale equity securities	35,058	199	(89)	35,168

Total Investment Portfolio(1)	$505,952	$10,339	$(958)	$515,333

(Dollars in thousands)	As of December 31, 2014
	Amortized	Gross	Gross	Estimated	Average		Average
	Cost	Unrealized Gain	Unrealized Loss	Fair Value	Yield (%)		Duration (years)

Debt Securities(1)
Available for sale debt securities	$325,755	$9,484	$(2,097)	$333,142	3.58	(2)	3.71
Held to maturity debt securities	130,701	1,711	(497)	131,915	2.89	(2)	5.00
Total debt securities	456,456	11,195	(2,594)	465,057	3.38	(2)	4.08

Equity Securities(1)
Available for sale equity securities	32,750	361	(156)	32,955

Total Investment Portfolio(1)	$489,206	$11,556	$(2,750)	$498,012

(1)	Available for sale securities are carried at fair value on the balance sheet while held to maturity securities are carried at amortized cost.
(2)	Fully taxable equivalent basis.

ANALYSIS OF YIELDS AND RATES

	Three Months Ended September 30, 2015			Three Months Ended September 30, 2014
	Average	Interest Income/	Average Yield/	Average	Interest Income/	Average Yield/
	Balance	Expense(1)	Rate	Balance	Expense(1)	Rate
(Fully taxable equivalent basis, dollars in thousands)
Earning Assets
Loans receivable	$2,028,822	$20,940	4.09%	$1,728,789	$18,456	4.24%
Investment securities	526,611	4,452	3.38%	486,142	4,025	3.31%
Other earning assets	18,183	33	0.72%	18,970	39	0.82%
Total Earning Assets	2,573,616	25,425	3.92%	2,233,901	22,520	4.00%
Non-Earning Assets	200,811			196,222
Total Assets	$2,774,427	25,425		$2,430,123	22,520

Interest-Bearing Liabilities
Deposits	$1,632,863	1,379	0.34%	$1,527,145	1,033	0.27%
Borrowings	495,319	986	0.79%	353,202	870	0.98%
Total Interest-Bearing Liabilities	2,128,182	2,365	0.44%	1,880,347	1,903	0.40%
Noninterest-bearing deposits	370,100			308,329
Other liabilities	18,596			15,331
Shareholders' equity	257,549			226,116
Total Liabilities and
Shareholders' Equity	$2,774,427	2,365		$2,430,123	1,903
Net Interest Income		$23,060			$20,617
Net Interest Margin			3.55%			3.66%
Interest Rate Spread			3.48%			3.60%

	Nine Months Ended September 30, 2015			Nine Months Ended September 30, 2014
	Average	Interest Income/	Average Yield/	Average	Interest Income/	Average Yield/
	Balance	Expense(1)	Rate	Balance	Expense(1)	Rate
(Fully taxable equivalent basis, dollars in thousands)
Earning Assets
Loans receivable	$1,953,856	$60,956	4.17%	$1,630,921	$52,073	4.27%
Investment securities	526,591	13,486	3.41%	440,433	10,771	3.26%
Other earning assets	19,947	111	0.74%	13,527	80	0.79%
Total Earning Assets	2,500,394	74,553	3.99%	2,084,881	62,924	4.04%
Non-Earning Assets	201,950			191,639
Total Assets	$2,702,344	74,553		$2,276,520	62,924

Interest-Bearing Liabilities
Deposits	$1,609,820	3,843	0.32%	$1,478,125	2,940	0.27%
Borrowings	468,388	2,839	0.81%	288,954	2,259	1.05%
Total Interest-Bearing Liabilities	2,078,208	6,682	0.43%	1,767,079	5,199	0.39%
Noninterest-bearing deposits	355,647			285,464
Other liabilities	19,479			15,436
Shareholders' equity	249,010			208,541
Total Liabilities and
Shareholders' Equity	$2,702,344	6,682		$2,276,520	5,199
Net Interest Income		$67,871			$57,725
Net Interest Margin			3.63%			3.70%
Interest Rate Spread			3.56%			3.65%

(1) Income related to securities exempt from federal income taxes is stated on a fully taxable-equivalent basis, assuming a federal income tax rate of 35%, and is then reduced by the non-deductible portion of interest expense.  For the three months ended September 30, the adjustments made to convert to a fully taxable-equivalent basis were $127 for 2015 and $141 for 2014. For the nine months ended September 30, the adjustments made to convert to a fully taxable-equivalent basis were $421 for 2015 and $358 for 2014.

OTHER DATA

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Tangible common equity	$232,475	$201,328	$232,475	$201,328
Return on average assets	0.80%	0.83%	0.76%	0.57%
Return on average equity	8.58	8.95	8.24	6.23
Net yield on earning assets	3.55	3.66	3.63	3.70
Average loans to assets	73.13	71.14	72.30	71.64
Average loans to deposits	101.29	94.19	99.41	92.48
Average noninterest - bearing deposits
to total deposits	18.48	16.80	18.09	16.19
Average equity to assets	9.28	9.30	9.21	9.16
Common equity tier 1 capital as a percentage
of total risk weighted assets	9.99	N/A	9.99	N/A
Total capital as a percentage of total risk weighted assets	12.25	12.62	12.25	12.62
Tangible common equity as a percentage
of tangible assets	8.47	8.33	8.47	8.33
Tangible common equity as a percentage
of total risk weighted assets	10.08	10.51	10.08	10.51

NON-GAAP MEASURES

Operating net income, net income less acquisition related expenses
(Dollars in thousands)
	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Net income available to common shareholders	$5,572	$5,099	$15,343	$9,374
Add acquisition related expenses adjusted for tax	70	6	1,653	3,164
Operating net income	$5,642	$5,105	$16,996	$12,538

Operating net income per share - diluted	$0.14	$0.14	$0.43	$0.36

Core efficiency percentage, efficiency percentage excluding acquisition related expenses
(Dollars in thousands)
	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Total noninterest expense	$18,788	$16,588	$57,325	$54,098
Less acquisition related expenses	(106)	(10)	(2,534)	(4,910)
Numerator for calculation of core efficiency (A)	$18,682	$16,578	$54,791	$49,188

Net interest income	$22,933	$20,476	$67,450	$57,367
Total noninterest income	4,289	4,104	13,511	12,636
Denominator for calculation of core efficiency (B)	$27,222	$24,580	$80,961	$70,003

Core efficiency percentage (A/B)	68.63%	67.45%	67.68%	70.27%